Exhibit (a)(5)(B)

Press release

LCV Capital Management closes tender offer to acquire Peerless Systems Corporation; acquisition expected to close later today

PITTSBURGH, Pa., Feb. 12, 2015 (GLOBE NEWSWIRE) -- LCV Capital Management, LLC ("LCV Capital") today announced the successful completion of its all-cash tender offer to acquire, through its wholly owned subsidiary, Mobius Acquisition, LLC, all outstanding shares of Peerless Systems Corporation (Nasdaq:PRLS) for $7.00 per share. LCV Capital expects to complete the acquisition of Peerless later today through a merger under Section 251(h) of the Delaware General Corporation Law.

LCV Capital is an investment management company dedicated to producing superior and uncorrelated returns for its clients by applying investment strategies driven by its philosophy of constructive shareholder activism and comprehensive principal protection.

The tender offer expired at 11:59 p.m., Eastern Time on February 11, 2015, and a total of 1,839,051 shares were validly tendered into and not validly withdrawn from the tender offer, representing approximately 59.86% of Peerless' outstanding shares on a fully diluted basis, and approximately 68.08% of all outstanding shares eligible to be tendered in the offer. The condition of the tender offer that a majority of Peerless' outstanding shares on a fully diluted basis be validly tendered and not withdrawn has been satisfied.

As a result of the merger planned later today, Peerless will be an indirect wholly owned subsidiary of LCV Capital from February 12, 2015. All remaining eligible Peerless shares will be converted into the right to receive $7.00 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer. Following completion of the merger, the common stock of Peerless will cease to be traded on the NASDAQ Stock Exchange and will no longer be listed.

Reed Smith LLP is serving as LCV Capital's legal counsel and Robinson + Cole LLP is serving as Peerless' legal counsel.

Cautionary statement
This press release contains forward-looking statements that are based on management’s beliefs and assumptions. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” and similar expressions. Such forward-looking statements, including statements relating to LCV Capital’s expectations for the future performance of Peerless Systems Corporation, the future opportunities associated with the acquisition, and the success of LCV Capital integrating Peerless into its portfolio, are not historical facts and are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors. LCV Capital, Mobius Acquisition and Peerless undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

CONTACT: Lodovico de Visconti

         Managing Partner

         (412) 281-7000